Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-145845

October 1, 2007

Contact: Peter Truell

(212) 412 7576

peter.truell@barclayscapital.com

Kristin Friel

(212) 412 7521

kristin.friel@barclayscapital.com

Christine Hudacko

(415) 597 2687

christine.hudacko@barclaysglobal.com

FOR IMMEDIATE RELEASE

Barclays iPath® ETNs Move from Weekly to Daily Redemption

New York, NY (October 1, 2007) – Barclays PLC announces that iPath® ETNs will move to daily redemption effective today. By moving to daily redemption from weekly redemption, Barclays is seeking to improve liquidity for investors. The daily redemption feature applies to all iPath ETNs that have been issued to date.

iPath ETNS may now be redeemed on a daily basis by any U.S broker dealer, assuming the securities surrendered meet a minimum “block” size as well as other requirements described in the applicable prospectus.

“We are pleased to be able to offer this daily redemption feature to investors,” said Philippe El-Asmar, Managing Director, Head of Investor Solutions, Americas at Barclays Capital. “With iPath ETNs we continue to innovate to bring transparency and access to the ETN marketplace. Making this feature possible in iPath ETNs demonstrates our commitment to the ETN market and to investors.”

iPath ETNs typically have a 30-year maturity and are senior, unsecured, unsubordinated debt securities issued by Barclays Bank PLC linked to the performance of a market benchmark or strategy. iPath ETNs are designed to provide investors with convenient access to the returns of market benchmarks, less investor fees, with easy transferability. The first two iPath ETNs were launched in early June 2006 and a total of eight have been issued since then with over $3 billion total invested in iPath® ETNs.

Barclays Bank PLC is the issuer, Barclays Capital Inc., is the issuer’s agent, and Barclays Global Investors Services is the promoter of iPath ETNs.

The following link provides further information about the iPath ETNs: http://www.iPathETN.com/

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

*For certain iPath ETNs a redemption charge may apply (eg. iPath India has a .125% redemption charge). Securities may be bundled from more than one investor in order to meet the 50,000 security minimum. The issuer may from time to time in its sole discretion reduce, in part or in whole, the minimum redemption amount of 50,000 units, applicable to all holders, at the time the reduction becomes effective.

About Barclays

Barclays PLC is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services. We are one of the largest financial services companies in the world by market capitalization. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs 127,000 people. We move, lend, invest and protect money for over 25 million customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com.

About Barclays Capital

Barclays Capital is the investment banking division of Barclays Bank PLC which has an AA long-term credit rating and a balance sheet of over £1.1 trillion (US$2.3 trillion*). With a distinctive business model, Barclays Capital provides large corporate, government and institutional clients with solutions to their financing and risk management needs. Barclays Capital has offices in 26 countries, employs over 15,700 people and has the global reach and distribution power to meet the needs of issuers and investors worldwide. For further information about Barclays Capital, please visit our website www.barclayscapital.com.

*US$ figure was derived using the US$/£ exchange rate at 30.06.07 of US$2.01/£1

About BGI

Barclays Global Investors is one of the world’s largest asset managers and a leading global provider of investment management products and services. It has over 2,900 institutional clients and over $2.0 trillion of assets under management. It transformed the investment industry by creating the first index strategy in 1971 and the first quantitative active strategy in 1979. BGI is the global product leader in Exchange Traded Funds (iShares) with over 290 funds for institutions and individuals trading in 19 markets. Globally, it has $359 billion of iShares assets under management. For further information about Barclays Global Investors, please visit our website www.barclaysglobal.com.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offerings to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and these offerings. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

Barclays Global Investors Services, a subsidiary of Barclays Global Investors, N.A. (“BGINA”), assists in the promotion of the Securities. Barclays Global Investors, N.A. and Barclays Capital Inc. (“BCI”) are affiliates of Barclays Bank PLC.

iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trading price fluctuations, uncertain principal repayment, and illiquidity. Investing in the Securities is not equivalent to direct investment in index or index components. The investor fee will reduce the amount of an investor’s return at maturity or on redemption, and as a result the investor may receive less than the principal amount of the investment at maturity or upon redemption of the Securities even if the value of the relevant index has increased. An investment in iPath ETNs may not be suitable for all linvestors. The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities an investor may redeem directly with the Issuer, and on the dates on which the investor may redeem them, as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities. Sales in the secondary market may result in significant losses.

© 2007 BGINA. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

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